Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-259669

Relating to the

Preliminary Prospectus Supplements

Dated September 20, 2021

(To Prospectus Dated September 20, 2021)

PRICING TERM SHEET

September 21, 2021

RBC Bearings Incorporated

Offerings of

3,000,000 Shares of Common Stock

and

4,000,000 Shares of

5.00% Series A Mandatory Convertible Preferred Stock

The information in this pricing term sheet supplements each of (i) RBC Bearings Incorporated’s preliminary prospectus supplement, dated September 20, 2021 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of its common stock (the “Common Stock Offering”), and (ii) RBC Bearings Incorporated’s preliminary prospectus supplement, dated September 20, 2021 (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement,” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), relating to an offering of its Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock Offering”), and supersedes the information in the Preliminary Prospectus Supplements to the extent inconsistent with the information in the Preliminary Prospectus Supplements. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to RBC Bearings Incorporated and not to its subsidiaries.

Common Stock Offering

Issuer	RBC Bearings Incorporated.

Securities Offered	3,000,000 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 3,450,000) shares of common stock, $0.01 par value per share, of RBC Bearings Incorporated (the “Common Stock”).

Ticker / Exchange for Common Stock	ROLL / Nasdaq Global Select Market (“Nasdaq”).

Last Reported Sale Price per Share of Common Stock on Nasdaq on September 21, 2021	$189.30.

Public Offering Price per Share of Common Stock	$185.00.

Underwriting Discount	$9.25 per share of Common Stock, and $27,750,000 in the aggregate (or $31,912,500 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock).

Trade Date	September 22, 2021.

Settlement Date	September 24, 2021.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $526.4 million (or approximately $605.5 million if the underwriters fully exercise their option to purchase additional shares of Common Stock), after deducting underwriting discounts and commissions and our estimated offering expenses. We estimate that the net proceeds to us from the Mandatory Convertible Preferred Stock Offering, if it is consummated, will be approximately $387.2 million (or approximately $445.4 million if the underwriters of the Mandatory Convertible Preferred Stock Offering fully exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock), after deducting underwriting discounts and commissions and our estimated offering expenses. We expect that the new credit agreement described in the Preliminary Prospectus Supplements, if consummated, will provide for a term facility (the "Term Facility") in an amount not to exceed $1.3 billion and a revolving facility (the "Revolving Facility") in an amount not to exceed $500.0 million. We estimate that the proceeds for the offering of senior notes (the "Senior Notes Offering") described in the Preliminary Prospectus Supplements, if consummated, will be approximately $500.0 million, before deducting the initial purchasers' discounts and commissions and before deducting estimated offering expenses. However, the terms of the Senior Notes Offering remain subject to change and may differ materially from what we expect.

We intend to use the combined net proceeds from the Common Stock Offering, the Mandatory Convertible Preferred Stock Offering and, if they are consummated, the Term Facility, the Revolving Facility and the Senior Notes Offering to fund a portion of the cash purchase price for the Pending Acquisition (as defined in the Preliminary Prospectus Supplements), to pay acquisition-related fees and expenses, and for other general corporate purposes. The completion of the Common Stock Offering is not continent on the consummation of the Mandatory Convertible Preferred Stock Offering, the Term Facility, the Revolving Facility or the Senior Notes Offering.

Joint Book-Running Managers	Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Truist Securities, Inc.

Co-Managers	Citizens Capital Markets, Inc.
Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
Regions Securities LLC
Morgan Stanley & Co. LLC
Academy Securities, Inc.
William Blair & Company, L.L.C.

CUSIP / ISIN Numbers for the Common Stock	75524B104 / US75524B104.

Mandatory Convertible Preferred Stock Offering

Issuer	RBC Bearings Incorporated.

Securities Offered	5.00% Series A Mandatory Convertible Preferred Stock.

Amount Offered	4,000,000 (or, if the underwriters of the Mandatory Convertible Preferred Stock Offering fully exercise their option to purchase additional Mandatory Convertible Preferred Stock, 4,600,000) shares of Mandatory Convertible Preferred Stock.

Public Offering Price per Share of Mandatory Convertible Preferred Stock	$100.00.

Underwriting Discount	$3.00 per share of Mandatory Convertible Preferred Stock, and $12,000,000 in the aggregate (or $13,800,000 in the aggregate, if the underwriters of the Mandatory Convertible Preferred Stock Offering fully exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock).

Liquidation Preference	$100 per share of Mandatory Convertible Preferred Stock.

Trade Date	September 22, 2021.

Settlement Date	September 24, 2021.

Listing	No public market currently exists for the Mandatory Convertible Preferred Stock. We intend to apply to list the Mandatory Convertible Preferred Stock on The Nasdaq Global Select Market under the symbol “ROLLP.” If the listing is approved, we expect trading to commence within 30 days after the Settlement Date.

Stated Dividend Rate	5.00% per annum.

Dividend Payment Dates	January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2022 and ending on, and including, October 15, 2024.

Regular Record Dates	January 1, April 1, July 1 and October 1 immediately preceding the applicable dividend payment date.

Scheduled Dividend Payments	If declared in full for payment in cash, the first scheduled dividend on the Mandatory Convertible Preferred Stock payable on January 15, 2022 will be approximately $1.5417 per share of Mandatory Convertible Preferred Stock, assuming that the initial closing of the Mandatory Convertible Preferred Stock Offering occurs on the Settlement Date. Each subsequent scheduled quarterly dividend, if declared in full for payment in cash, will be $1.25 per share of Mandatory Convertible Preferred Stock.

Initial Minimum Conversion Rate	0.4413 shares of Common Stock per share of Mandatory Convertible Preferred Stock. The Minimum Conversion Rate is subject to adjustment in the manner described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Initial Maximum Conversion Rate	0.5405 shares of Common Stock per share of Mandatory Convertible Preferred Stock. The Maximum Conversion Rate is subject to adjustment in the manner described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Initial Minimum Conversion Price	$185.00 per share of Common Stock, which is equal to the Public Offering Price per Share of Common Stock in the Common Stock Offering. The Minimum Conversion Price is subject to adjustment in the manner described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Initial Maximum Conversion Price	$226.63 per share of Common Stock, which represents a premium of approximately 22.5% over the Initial Minimum Conversion Price. The Maximum Conversion Price is subject to adjustment in the manner described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Initial Floor Price	$64.75 per share of Common Stock, which is 35% of the Initial Minimum Conversion Price. The Floor Price is subject to adjustment in the manner described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the Mandatory Convertible Preferred Stock Offering will be approximately $387.2 million (or approximately $445.4 million if the underwriters fully exercise their option to purchase additional Mandatory Convertible Preferred Stock), after deducting underwriting discounts and commissions and our estimated offering expenses. We estimate that the net proceeds to us from the Common Stock Offering, if it is consummated, will be approximately $526.4 million (or approximately $605.5 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock), after deducting underwriting discounts and commissions and our estimated offering expenses. We expect that the new credit agreement described in the Preliminary Prospectus Supplements, if consummated, will provide for a Term Facility in an amount not to exceed $1.3 billion and a Revolving Facility in an amount not to exceed $500.0 million. We estimate that the proceeds for the Senior Notes Offering described in the Preliminary Prospectus Supplements, if consummated, will be approximately $500.0 million, before deducting the initial purchasers’ discounts and commissions and before deducting estimated offering expenses. However, the terms of the Senior Notes Offering remain subject to change and may differ materially from what we expect.

We intend to use the combined net proceeds from the Mandatory Convertible Preferred Stock Offering, the Common Stock Offering and, if they are consummated, the Term Facility, the Revolving Facility and the Senior Notes Offering to fund a portion of the cash purchase price for the Pending Acquisition (as defined in the Preliminary Prospectus Supplements), to pay acquisition-related fees and expenses, and for other general corporate purposes. The completion of the Mandatory Convertible Preferred Stock Offering is not continent on the consummation of the Common Stock Offering, the Term Facility, the Revolving Facility or the Senior Notes Offering.

Joint Book-Running Managers	Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Truist Securities, Inc.

Co-Managers	Citizens Capital Markets, Inc.
Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
Regions Securities LLC
Morgan Stanley & Co. LLC
Academy Securities, Inc.
William Blair & Company, L.L.C.

CUSIP / ISIN Numbers for the Mandatory Convertible Preferred Stock	75524B 203 / US75524B2034.

Make-Whole Fundamental Change Conversion Rate	Subject to the provisions described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period,” the make-whole fundamental change conversion rate applicable to a make-whole fundamental change will be the conversion rate set forth in the table below corresponding (after interpolation as described below) to the effective date and the make-whole fundamental change stock price of such make-whole fundamental change:

	Make-Whole Fundamental Change Stock Price
Effective Date	$145.00	$155.00	$165.00	$175.00	$185.00	$195.00	$205.00	$226.63	$250.00	$275.00	$300.00	$350.00
September 24, 2021	0.4940	0.4887	0.4837	0.4790	0.4747	0.4707	0.4671	0.4604	0.4548	0.4503	0.4469	0.4427
October 15, 2022	0.5050	0.4989	0.4929	0.4871	0.4817	0.4766	0.4720	0.4635	0.4565	0.4510	0.4471	0.4427
October 15, 2023	0.5206	0.5139	0.5067	0.4992	0.4917	0.4845	0.4778	0.4656	0.4560	0.4492	0.4452	0.4416
October 15, 2024	0.5405	0.5405	0.5405	0.5405	0.5405	0.5128	0.4878	0.4413	0.4413	0.4413	0.4413	0.4413

If such effective date or make-whole fundamental change stock price is not set forth in the table above, then:

•	if such make-whole fundamental change stock price is between two prices in the table above or the effective date is between two dates in the table above, then the make-whole fundamental change conversion rate will be determined by straight-line interpolation between the make-whole fundamental change conversion rates set forth for the higher and lower prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable;

•	if the make-whole fundamental change stock price is greater than $350.00 (subject to adjustment in the same manner as the make-whole fundamental change stock prices set forth in the column headings of the table above are adjusted, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period—Adjustment of Make-Whole Fundamental Change Stock Prices and Conversion Rates”) per share, then the make-whole fundamental change conversion rate will be the Minimum Conversion Rate in effect on the relevant conversion date; and

•	if the make-whole fundamental change stock price is less than $145.00 (subject to adjustment in the same manner) per share, then the make-whole fundamental change conversion rate will be the Maximum Conversion Rate in effect on the relevant conversion date.

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Goldman Sachs & Co. LLC, via telephone: (866) 471-2526 or (212) 902-1171, facsimile: (212) 902-9316, email: prospectus-ny@ny.email.gs.com, or standard mail: Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attention: Prospectus Department; or Wells Fargo Securities, LLC, via standard mail: c/o Equity Syndicate Department, 500 West 33rd Street, New York, New York 10001, telephone: (800) 326-5897, or email: cmclientsupport@wellsfargo.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Mandatory Convertible Preferred Stock or the Mandatory Convertible Preferred Stock Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Mandatory Convertible Preferred Stock. The information in this pricing term sheet regarding the Term Facility, the Revolving Facility and the Senior Notes Offering has been prepared in good faith based on upon assumptions that our management considers reasonable as of the date hereof, but remains subject to uncertainties and contingencies that may be beyond our control. No assurances can be given that the Term Facility, the Revolving Facility or the Senior Notes Offering will be executed on such terms, or at all.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.